Eitan Tabak
Senior Counsel
(212) 735-8628
etabak@morrisoncohen.com
February 23, 2010
VIA EDGAR
Ms. Linda Cvrkel, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Rediff.com India Limited
Form 20-F for the year ended March 31, 2009
Filed on September 21, 2009
File No. 000-30735
Dear Ms. Cvrkel:
This letter is to confirm my conversation of yesterday morning with Ms. Claire Erlanger regarding Rediff.com India Limited’s (“Rediff”) request to extend the time to respond to your letter of February 17, 2010. As discussed with Ms. Erlanger, Rediff will be allowed to respond by the end of March, instead of within the 10 business days as indicated in your letter.
Thank you for your consideration.
Very truly yours,
/s/ Eitan Tabak
Eitan Tabak

cc.	Jayesh Sanghrajka